TO: PRADIP BHAUMIK, ATTORNEY-ADVISOR. Division of Corporation finance

ATTN: United States Securities and Exchange Commission Division of
 Corporation Finance

Ref: 2-Track Global, Inc.
 Form 10-KSB for the fiscal Year Ended December 31, 2005
 Filed April 24, 2006
 File No, 0 - 50168

Dear Mr. Bhaumik,

Thank you for your fax of May 17, 2006.

1. Hansworth is a newly established company in Dubai which sells our products in GCC countries.

2. 2-Track Global granted a distributorship to Hansworth in GCC countries, including Saudi Arabia, Kuwait, Bahrain, Qatar, and the United Arab Emirates.

3. I have not yet sold our products to Hansworth and do not
 intend to sell any of our products to Iran.

If you have any further enquires please do not hesitate to come back to me.

Yours sincerely,

WOOSUN JUNG
CEO
2-Track Global, Inc.

Tel: +44 20 7644 0472
Fax: +44 20 7644 0672
E-mail: mike.jung@2-trackglobal.com